Exhibit 99.1

Triterras Appoints Nexia TS, Member Firm of Nexia International, as New Independent Auditor

Singapore, June 18, 2021 – Triterras Inc. (Nasdaq: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company focused on trade and trade finance, today announced that it has engaged Nexia TS Public Accounting Corporation (“Nexia TS”), a member firm of Nexia International, as the Company’s new independent auditor for fiscal year 2021, after receiving approval from the Audit Committee of the Company’s Board of Directors. Nexia TS will immediately commence its work for Triterras.

“Nexia TS was selected as the independent auditor after careful review and consideration. The Company very much looks forward to working with Nexia TS in connection with the audit of the financial statements,” said Triterras Audit Committee Chair, Adrian Kow.

Srinivas Koneru, Chairman and CEO added, “We believe that Nexia TS brings to us strong local resources with the benefits of a global organization to serve our audit needs and to support our growth orientation and expanding international operations.”

About Nexia TS

Founded in 1993, Nexia TS is recognized today as an established mid-tier accounting firm. Headquartered in Singapore, Nexia TS is associated with Smith and Williamson, a shareholder of Nexia TS, which is headquartered in London, England. Smith and Williamson is a leading independently owned accounting, financial advisory and investment management group with more than 1,500 employees. Nexia TS is registered with the PCAOB (Public Company Accounting Oversight Board) for the audit of publicly traded companies. Nexia TS has strong presence in various countries across the region, including China and Myanmar. Further, Nexia TS is an independent member firm of Nexia International, which is ranked in the top 10 largest international accounting and consulting networks globally with an excess of $4.5 billion in fee income generated in 2020. Nexia International is supported by more than 32,000 professionals in 120 countries worldwide. For more information on Nexia TS, please visit www.nexiats.com.sg.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to (i) Nexia’s ability to begin their work immediately, (ii) the ability of the Company to expand its operations internationally or otherwise, as well as the risks set forth under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:
Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com